Press Release
Ahold's
Joop Brakenhoff
succeeds Thijs Smit
as Chief Internal
Audit Officer


       Zaandam, The Netherlands, September 16, 2005 - Ahold today announced that it has appointed Joop Brakenhoff as Chief Internal Audit Officer.

       Currently Ahold's Vice President Internal Control, Brakenhoff will transfer to his new role on September 19, 2005. He will focus on finetuning the company's internal controls and central reporting lines. The internal audit function will continue to have a dual reporting line to both Anders Moberg, President & CEO, and the Audit Committee of Ahold's Supervisory Board.

       Brakenhoff, 40, started his career at Ahold on June 1, 2002, as VP Internal Audit Europe and was promoted to VP Accounting in February 2004. In February 2005, he shouldered the additional responsibility of setting up the Internal Control unit of Ahold's Accounting & Reporting department.

       Prior to joining Ahold, Brakenhoff worked at KPMG for nine years in various management positions before joining the Heerema Group in 1994 and the Burg Group two years later as Group Controller and statutory Financial Director.

       Brakenhoff succeeds Thijs Smit, whose decision to pursue other interests towards the end of the year was announced on June 17, 2005.

       Commenting on the appointment, Anders Moberg said: "With his solid background in Ahold's accounting, reporting and audit disciplines, we are delighted to promote Joop into this key position as our Internal Audit process moves to the next level. We are also very pleased to have been able to appoint a successor to Thijs from within our ranks. Our management development program is operating at full swing and we wish Joop every success in his new challenge."

                                                                         2005034
       Ahold Communications: +31 (0)75 659 5720


       Disclaimer
       Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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